Exhibit 99.1

February 12, 2014

Everflow Eastern Partners, L.P.

585 West Main Street

Canfield, OH 44406

Attention: Mr. Brian Staebler

SUBJECT: Evaluation of Oil and Gas Reserves

To the Interests of Everflow Eastern Partners, L.P.

In Certain Properties Located in Various States

Pursuant to the Requirements of the

Securities and Exchange Commission

Effective January 1, 2014

Job 13.1565

At the request of Everflow Eastern Partners, L.P. (Everflow), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Brian Staebler of Everflow. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. This reserves evaluation is pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC for the fiscal year ended December 31, 2013. The effective date of this report is January 1, 2014. The report was completed February 11, 2014. The following is a summary of the results of the evaluation.

Everflow Eastern Partners, L.P. SEC Parameters	Proved Developed		Total Proved (PDP & PDNP)
	Producing (PDP)	Nonproducing (PDNP)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	573.782	13.319	587.102
Gas, MMcf:	27,513.893	139.221	27,653.113
Gas Equivalent, MMcfe: (1 bbl = 6 Mcfe)	30,956.585	219.135	31,175.725
Cash Flow (BTAX), M$
Undiscounted:	81,188.961	1,283.590	82,472.547
Discounted at 10% Per Annum:	46,160.770	871.395	47,032.156

Please note numbers in table may not add due to rounding techniques in the ARIESTM petroleum software program.

Mr. Brian Staebler

Everflow Eastern Partners, L.P.

February 12, 2014

The properties evaluated in this report are located in the states of New York, Ohio, and Pennsylvania. According to Everflow, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of Everflow.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $96.78 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $3.445 per million British thermal units (MMBtu) for natural gas at Dominion South Point Appalachia. These benchmark base prices were adjusted for energy content, quality, and basis differential, contract terms, transportation and compression, as appropriate. The resultant average adjusted product prices are $94.49 per barrel of oil and $3.432 per Mcf of gas. The base product prices were held constant for the life of the properties.

Oil volumes are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil are converted into equivalent quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow (BTAX) was discounted monthly at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil and gas reserves were evaluated for the proved developed producing (PDP) and proved developed nonproducing (PDNP) reserves categories. The summary classifications of total proved and total proved developed reserves combine the PDP and PDNP categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Everflow from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ

Mr. Brian Staebler

Everflow Eastern Partners, L.P.

February 12, 2014

materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by Everflow. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Everflow with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Everflow with regard to product pricing, appropriate adjustments, and lease operating expenses. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

It should be noted that no abandonment costs were included in the economic parameters in accordance with the instructions of Everflow. It was assumed that the cost to abandon the property would be directly offset by the salvage value. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Everflow’s assumptions.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Everflow, nor does Wright or any of its employees have direct financial interest in Everflow. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Everflow, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Everflow, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by Everflow.

Based on data and information provided by Everflow, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of Everflow in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

Mr. Brian Staebler

Everflow Eastern Partners, L.P.

February 12, 2014

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.

By:	/s/ D. Randall Wright
D. Randall Wright President